November 26, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Cecilia D. Blye

Re:	InterContinental Hotels Group PLC Form 20-F for the Fiscal Year Ended December 31, 2011 Filed March 29, 2012 File No. 1-10409

Dear Ms. Blye:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 6, 2012 (the “Comment Letter”) with respect to the above referenced filing on Form 20-F (the “20-F”) for InterContinental Hotels Group PLC (the “Company”).

Our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, the comments from the Comment Letter are restated in bold italics prior to the Company’s response.

General

1. In your letter to the staff dated September 29, 2009, you stated that you had entered into agreements with respect to two hotels planned for Damascus, Syria, under the InterContinental and Holiday Inn brands. According to transcript excerpts published on May 10, 2011, your Chief Financial Officer stated during a quarterly earnings call that you had two hotels in Syria in the pipeline. You state on your website that you have temporarily suspended providing services to the InterContinental Damascus. Also, on page 13 and elsewhere in your Form 20-F, you disclose that you operate in the Middle East, a region that includes both Syria and Iran. Your Form 20-F does not include disclosure regarding operations associated with Syria or Iran.

As you know, Syria and Iran are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Iran, whether through direct or indirect arrangements, since your letter to us dated September 29, 2009. Your response should describe any services, information, and equipment that you have provided or intend to provide to Syria and Iran, directly or indirectly, and any agreements, arrangements, or other contacts with the governments of those countries or entities they control.

The Company is a global hotels group which operates through various subsidiaries and affiliates in approximately 100 countries and territories worldwide.  Through its subsidiaries and affiliates, it franchises, manages and owns hotels under nine different brands.

Syria

Our SEC response letter dated September 29, 2009 (the “2009 Letter”) stated that the Company’s past, current and anticipated operations in, and other contacts with, Syria related principally to two planned hotels, an InterContinental and a Holiday Inn.  The reference to two hotels in Syria included in the transcript excerpts published on May 10, 2011 (referred to in the Comment Letter) was in relation to these two planned hotels.

In addition to these hotels, since the 2009 Letter, the Company, through a subsidiary, entered into a Technical Services Agreement with a UAE national private investor in connection with the construction of a Crowne Plaza in Damascus, Syria dated 7 April 2011.  Pursuant to the terms of the Technical Services Agreement, and prior to IHG’s suspension of the Crowne Plaza project in October of 2011 (discussed below), IHG provided technical services and advice related to the design of the hotel.  No management agreement was ever finalised for this project.

From October 2011 the Company has ceased providing services or performing any obligations relating to any of these hotels (InterContinental, Holiday Inn or Crowne Plaza) (together the “Syria Suspended Projects”).  The 2009 Letter also stated that the Company was exploring the possibility of some additional hotel leads in Syria. This development activity has also been suspended.  The Company has had no other past, current, and anticipated contacts with Syria, whether through direct or indirect arrangements since the 2009 Letter.

The Company does not currently provide or intend to provide any services, information, or equipment to Syria, directly or indirectly, and the Company does not have or intend to have any agreements, arrangements, or other contacts with the government of Syria or the entities that it controls.

Iran

The Company has had no past, current, and anticipated operations in or contacts with Iran, whether through direct or indirect arrangements, since the 2009 Letter.

The Company does not currently provide or intend to provide any services, information, and equipment to Iran, directly or indirectly, or have or intend to have any agreements, arrangements, or other contacts with the government of Iran or entities they control.

General

As referred to in the Comment Letter, on page 13 and elsewhere in the Form 20-F, we disclose that we operate in the Middle East.  This disclosure relates to our operations in other countries in the Middle East and not to Syria and Iran.

2.  Please discuss for us the materiality of your contacts with Syria and Iran, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria or Iran.

Iran

As indicated in response #1 the Company does not have any contacts (material or otherwise) with Iran, whether through subsidiaries, affiliates, or other direct or indirect arrangements.

Syria

As indicated in response #1 of this letter, the Company does not have any current contacts with Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements.  The agreements the Company has entered into in relation to the Syria Suspended Projects are described in detail in the 2009 Letter and in response #1.  As indicated in response #1 the Company has ceased providing any services or performing any obligations relating to the Syria Suspended Projects. The Syria Suspended Projects were immaterial within the context of the Company’s consolidated operations, and the Company believes they do not constitute a material investment risk for the Company’s security holders.

In assessing the materiality of the Company’s historic contacts with Syria in relation to the Syria Suspended Projects and whether those contacts pose a material investment risk to the Company’s security holders, we have considered both quantitative and qualitative factors.

The Company’s assessment of quantitative factors included consideration of the impact of the Company’s contacts in Syria in the context of revenues, assets and liabilities for the last three fiscal years and subsequent interim period.  The Company has no assets or liabilities associated with Syria.  The Company received $59,375 in 2011 in connection with the Crowne Plaza Technical Services Agreement described in response #1.  This amount was refunded in full when the Company ceased providing the services in October of 2011.  In addition, the Company received a payment of $45,875 in 2010 in connection with the InterContinental Technical Services Agreement described in the 2009 Letter and which has now been suspended as described in response #1.  The Company has received no other revenues from operations in Syria in the last three fiscal years and subsequent interim period. Accordingly, the Company’s contacts in Syria are not material to the Company’s results of operations or financial condition.

The Company’s assessment of qualitative factors included the consideration of the potential impact of the agreements described in the 2009 Letter and this letter upon the Company’s reputation and share value.  As indicated in response #1 the Company has ceased providing any services or performing any obligations relating to the Syria Suspended Projects.  The Company therefore does not believe that it has any contacts with Syria that would have a material impact on the Company’s reputation and share value.  In addition, the Company believes that its historic contacts with Syria are not material and do not constitute a material investment risk to its security holders.

In connection with our response, on behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Should you require any further explanations or information please do not hesitate to contact us.

/s/ Thomas Singer
Thomas Singer Chief Financial Officer InterContinental Hotels Group PLC